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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              Gradco Systems, Inc.
                              --------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   384111 209
                                 --------------
                                 (CUSIP Number)

                                December 4, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384111 209

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Bradley R. Peyton and Claudia C. Peyton, each in their individual capacities, and Madeline J. Peyton, Eric B. Peyton, David J. Peyton and Leslie M. Peyton, minor children of Bradley R. Peyton and Claudia C. Peyton, each in their individual capacities, by Claudia Peyton, legal custodian. This statement is filed as a joint filing on behalf of all of the aforementioned persons pursuant to Rule 13d-1(k)(1). (See Exhibit 1 attached.)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)     X
     (b)

3.   SEC Use Only

     Citizenship or Place of Organization

4.   Each reporting person is a citizen of the United States of America.


     Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power:

5. Madeline J. Peyton, 2,000 shares; Eric B. Peyton, 2,000 shares; David J. Peyton, 2,000 shares; and Leslie M. Peyton, 2,000 shares.

     Shared Voting Power

6. Claudia C. Peyton and Bradley R. Peyton, as joint tenants with rights of survivorship, 4,200 shares.

     Sole Dispositive Power

7. Madeline J. Peyton, 2,000 shares; Eric B. Peyton, 2,000 shares; David J. Peyton, 2,000 shares; and Leslie M. Peyton, 2,000 shares.

     Shared Dispositive Power

8. Claudia C. Peyton and Bradley R. Peyton, as joint tenants with rights of survivorship, 4,200 shares.

     Aggregate Amount Beneficially Owned by Each Reporting Person


9.   12,400 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Percent of Class Represented by Amount in Row (9)

11.  5.3 %

     Type of Reporting Person (See Instructions)

12.  IN

ITEM 1(A).  NAME OF ISSUER

            Gradco Systems, Inc.

ITEM 1(B).  ADDRESS OF ISSUER

            39 Parker
            Irvine, CA 92618

ITEM 2(A).  NAME OF PERSON FILING

            Bradley R. Peyton and Claudia C. Peyton, each in their individual capacities, and Madeline J. Peyton, Eric B. Peyton, David J. Peyton and Leslie M. Peyton, minor children of Bradley R. Peyton and
            Claudia C. Peyton, each in their individual capacities, by Claudia Peyton, their legal custodian. This statement is filed as a joint filing on behalf of all of the aforementioned persons pursuant to Rule 13d-1(k)(1). (See Exhibit 1 attached.)

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            2932 NW 104th Street, Urbandale, IA 50322

ITEM 2(C).  CITIZENSHIP

            Each reporting person is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

            Common Stock, no par value

ITEM 2(E).  CUSIP NUMBER

            384111 209


ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable. This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP

ITEM 4(a).  AMOUNT BENEFICIALLY OWNED

            12,400 shares

ITEM 4(b).  PERCENT OF CLASS

            5.3%

ITEM 4(c).  NUMBER OF SHARE AS TO WHICH SUCH PERSON HAS:

            (i).  SOLE POWER TO VOTE OR DIRECT THE VOTE --

                  Madeline J. Peyton, 2,000 shares; Eric B. Peyton, 2,000 shares; David J. Peyton, 2,000 shares; and Leslie M. Peyton, 2,000 shares.

          (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE --

                 Claudia C. Peyton and Bradley R. Peyton, as joint tenants with rights of survivorship, 4,200 shares.

         (iii).  SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --

                 Madeline J. Peyton, 2,000 shares; Eric B. Peyton, 2,000 shares; David J. Peyton, 2,000 shares; and Leslie M. Peyton, 2,000 shares.

          (iv).  SHARE POWER TO DISPOSE OR TO DIRECT DISPOSISTION OF --

                 Claudia C. Peyton and Bradley R. Peyton, as joint tenants with rights of survivorship, 4,200 shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, other than the persons named herein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            See Exhibit 2 attached hereto.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquire and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SIGNATURES:

December 15, 2002
----------------------------
Date

/s/ Bradley R. Peyton
----------------------------
Signature


Bradley R. Peyton
----------------------------
Name/Title

December 15, 2002
----------------------------
Date

/s/ Claudia C. Peyton
----------------------------
Signature

Claudia C. Peyton
----------------------------
Name/Title

December 15, 2002
----------------------------
Date

/s/ Claudia C. Peyton, fbo Madeline J. Peyton
---------------------------------------------------
Signature

Madeline J. Peyton, by Claudia C. Peyton, custodian
---------------------------------------------------
Name/Title


December 15, 2002
---------------------------------------------------
Date

/s/ Claudia C. Peyton, fbo Leslie M. Peyton
---------------------------------------------------
Signature

Leslie M. Peyton, by Claudia C. Peyton, custodian
---------------------------------------------------
Name/Title

December 15, 2002
---------------------------------------------------
Date

/s/ Claudia C. Peyton, fbo David J. Peyton
---------------------------------------------------
Signature

David J. Peyton, by Claudia C. Peyton, custodian
---------------------------------------------------
Name/Title

December 15, 2002
----------------------------------------------------
Date

/s/ Claudia C. Peyton, fbo Eric B. Peyton
----------------------------------------------------
Signature

Eric B. Peyton, by Claudia C. Peyton, custodian
----------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)